UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington , D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                         WaveRider Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    943750101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

CUSIP NO. 943750101                 13G                 Page 2 of 5 Pages


1        NAME OF REPORTING PERSON
         SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Sovereign Partners, L.P.
--------------------------------------------------------------------------------

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)
                                                                  (b)
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
 NUMBER OF                 5        SOLE VOTING POWER
    SHARES                                                2,978,473 (See Note A)
BENFICIALLY                -----------------------------------------------------
  OWNED BY
     EACH                  6        SHARED VOTING POWER
 REPORTING                                                        NA
   PERSON                  -----------------------------------------------------
     WITH
                           7        SOLE DISPOSITIVE POWER
                                                          2,978,473 (See Note A)
                           -----------------------------------------------------
                           8        SHARED DISPOSITIVE POWER
                                                                 NA
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPORTING PERSON
                                                          2,978,473 (See Note A)
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES *
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.66%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP NO. 943750101                 13G                 Page 3 of 5 Pages


Item  1.
         a) Name of Issuer:                   WaveRider Communications, Inc.


         b) Address:                          WaveRider Communications, Inc.
                                              235 Yorkland Blvd., Suite 1101
                                              Toronto Ontario
                                              Canada M2J 4Y8

ITEM  2.
         a) Name of Filer:                    Sovereign Partners, L.P.

         b) Address of Filer:                 90 Grove Street, Suite #01
                                              Ridgefield, CT 06877

         c) Citizenship:                      Delaware

         d) Title of Class of Securities:     Common Stock

         e) CUSIP Number:                     943750101


ITEM  3. IF 13D FILING:     N/A

ITEM  4.  OWNERSHIP
               A) AMOUNT BENEFICIALLY OWNED:              2,978,473 (SEE NOTE A)
               B) PERCENT OF CLASS:                       6.66%
               C)  NUMBER OF SHARES:
                        (I) SOLE VOTING POWER --          2,978,473 (SEE NOTE A)
                        (II) SHARED VOTING POWER --       NA
                        (III) SOLE  DISPOSAL POWER --     2,978,473 (SEE NOTE A)
                        (IV) SHARED DISPOSAL POWER -      NA

ITEM  5. LESS THAN 5% BENEFICIAL OWNERSHIP                NA

ITEM  6. MORE THAN 5% ON BEHALF OF ANOTHER                NA

ITEM  7. SUBSIDIARY                                       NA

CUSIP NO. 943750101                 13G                 Page 4 of 5 Pages


ITEM  8. IF GROUP                                         NA

ITEM  9. NOTICE OF DISSOLUTION                            NA

ITEM 10. CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 1999
-----------------
     Date

Sovereign Partners LP
By: Southridge Capital Management LLC, GP


By:  /s/ STEPHEN HICKS
   ----------------------------
     Stephen Hicks, President

CUSIP NO. 943750101                 13G                 Page 5 of 5 Pages


                                     NOTE A
                                     ------

         The shares of common stock referred to in this Form 13G are based on the reporting person's right to receive shares of Common Stock of the Issuer as of June 14, 1999, pursuant to the terms of a Common Stock Purchase Agreement dated December 29, 1998 (the "Purchase Agreement") and an Amendment and Agreement dated on or about June 14, 1999 (the "Amendment"), and to exercise Warrants to purchase shares of Common Stock of the Issuer held by the reporting person.

         As of June 14, 1999 the reporting person held 579,791 shares of Common Stock and Warrants to acquire 573,748 shares of Common Stock pursuant to the Purchase Agreement. On June 14, 1999 the reporting person purchased 1,107,297 shares of Common Stock pursuant to the Amendment.

         Pursuant to the Purchase Agreement, under certain circumstances based upon the price of the Common Stock, the Issuer was to issue additional shares of Common Stock to the reporting person. On June 6, 1999 the Issuer issued 164,897 shares of Common Stock to the reporting person. Additional shares, if any, would be issued on or about July 9, 1999 and August 9, 1999, depending on the price of the Common Stock of the Issuer during those respective time periods. As of June 14, 1999 the exact number of additional shares of Common Stock, if any, issuable to the reporting person could not be specified. Based on the price of the Common Stock at or about the June 14, 1999 the reporting person would be entitled to receive 552,740 of additional shares of Common Stock.